1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 24, 2014		By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF 2014 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2014 second extraordinary general meeting (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:30 a.m. on Friday, 12 December 2014 at the headquarters of the Company in Zoucheng city, Shandong Province, postal code 273500, the People’s Republic of China (the “PRC”) for the purpose of considering and, if thought fit, passing the following resolution of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the continuing connected transactions announcement of the Company dated 24 October 2014 (the “Announcement”)). A circular (the “Circular”) containing, among other things, particulars of the Proposed Continuing Connected Transaction Agreements and the respective proposed annual caps, a letter from the Independent Board Committee and a letter of advice from an independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be despatched to the Shareholders no later than 26 November 2014.

ORDINARY RESOLUTION:

“To consider and approve each of the following Proposed Continuing Connected Transactions Agreements and their respective annual caps. Details of such agreements are set out in the Announcement and to be set out in the Circular.

(1)	Approve the entering into of the Proposed Provision of Materials Supply Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(2)	Approve the entering into of the Proposed Mutual Provision of Labour and Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(3)	Approve the entering into of the Proposed Provision of Insurance Fund Administrative Services Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(4)	Approve the entering into of the Proposed Provision of Products, Materials and Equipment Leasing Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(5)	Approve the entering into of the Proposed Provision of Electricity and Heat Agreement by the Company with Yankuang Group for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps;

(6)	Approve the entering into of the Proposed Financial Services Agreement by the Company with Yankuang Group Finance for a term of three years, the continuing connected transactions contemplated thereunder and the relevant annual caps.”

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong, the PRC

24 October 2014

Notes:

1.	Eligibility for attending the EGM

Holders of the Company’s overseas listed foreign invested shares (in the form of H shares (“H Shares”)) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 11 November 2014 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary to the Board no later than Saturday, 22 November 2014.

Shareholders of the Company (the “Shareholder(s)”) can deliver the necessary documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note 2 below.

2.	Proxy

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

3.	Closure of register of members

The H Share register of members of the Company will be closed, for the purpose of determining Shareholders’ entitlement to attend the EGM, from Wednesday, 12 November 2014 to Friday, 12 December 2014 (both days inclusive), during which period no transfer of the Company’s H Shares will be registered. In order to attend the EGM, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M, 17/F, Hopewell Centre, 183 Queen’s Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 November 2014 for registration. Holders of H Shares whose names appear on the H Share register of members of the Company maintained by Hong Kong Registrars Limited on or before the above date will be eligible to attend the EGM.

4.	Miscellaneous

(1)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(2)	All voting at the EGM will be conducted by poll.

(3)	Details of the Office of the Secretary to the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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